Issuer Free Writing Prospectus
Dated May 13, 2009
Filed Pursuant to Rule 433
Supplementing the Prospectus
dated May 9, 2008
Registration No. 333-150767
J.P. Morgan Securities Inc.
Sole Book-Running Manager

Robert W. Baird & Co. Incorporated	William Blair & Company, L.L.C.
Keefe, Bruyette & Woods, Inc.	SunTrust Robinson Humphrey, Inc.
Co-Managers
11,600,000 SHARES OF
COMMON STOCK OF PRIVATEBANCORP, INC.

Issuer:	PrivateBancorp, Inc. (the “Issuer”)
Symbol:	PVTB
Shares offered:	11,600,000 (excluding option to purchase 1,740,000 additional shares of the Issuer’s common stock)
Price to public:	$19.25 per share
Net proceeds (after underwriting discounts but before offering expenses):	$212,135,000 (excluding option to purchase up to 1,740,000
additional shares of the Issuer’s common stock)
Closing date:	May 19, 2009
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.
The shares of common stock of the Issuer are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.